Video Yearbook

Technology | Software | Artificial Intelligence | Female Founder | Education

Platform for schools that empowers students to video their school life stories

VIDEOYEARBOOK.SCHOOL FLORENCE ALABAMA



Nam Mokwunye was challenged on how best to commercialize his 15 year-long design patents and make his 2 year-old son proud when he's a 17 year-old in high school. With co-founding industry veterans, he decided to strengthen the education-media space--celebrate the hearts and minds of students by empowering them to video their school life stories.

Nam Mokwunye Founder/Chief Catalyst @ Video Yearbook

VYb ABOUT UPDATES 4 GRAPEVINE 8 ASK A QUESTION 0

Why you may want to support us...

1. Patented design for $1 billion problem
2. $100,000 sales, 3 schools in 3 months
3. 100+ schools sales pipeline

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Nam Mokwunye
Founder/Chief Catalyst
Nam is a patent-holding (1 exit) tech entrepreneur partnering his platforms with experts to build brands that will make his 2 year-old proud. Nam holds a BA, MBA, MFA and fellowship from Dartmouth College, UMass Amherst and Stanford University.

Tara Heaton
Co-founder/Chief Revenue Officer (CRO)
Tara brings 23+ years in keepsakes and yearbook sales and sales management, reputed for winning accounts and building million-dollar territories. Tara received a BA, Public Relations from Georgia State University and runs a sales consulting firm.

Samantha K Smith
Co-founder/Investor & Advisor
Samantha brings to the team 25+ years in education law and policy. In addition to having worked on Capitol Hill, her practice includes advising boards of education. Samantha received a BA from Hollins University and a JD from Samford University.

Max Gura
Platform Lead
Max brings 12+ years of experience leading full-stack development and managing complex. He led the tech team that built PublicVine's integrated video and transaction ledger platform system. Max received an MSc. from Donbass Engineering Academy.

Why people love us

Emily Mokwunye

Nam is a deeply ethical, thoughtful and inspiring founder whose intellect and creativity are enormously impressive
David Harleston Advisor $0

Nam's an excellent and experienced tech manager w/ brilliant ideas. He has lost of experience and a proven track record of success.
Daniel Patton Sibling $0

See more on Buzz

The Video Yearbook Story: Why Invest

SUMMARY VERSION

Big Idea: Celebrate the Hearts and Minds of Students

Nam Mokwunye and Tara Heaton were on a similar mission to celebrate the hearts and minds of students, but didn't know it.

Nam was trying to figure out a way to commercialize his video platform design patents that would make his 2 year-old son proud 15 years later at high school graduation. Tara was growing a successful sales consultancy with 23 years success in the achievement and yearbook space.

So, when they met on a Lyft ride, they realized they could work together to truly make a difference. By licensing Nam's video platform and accessing Tara's sales network, they made Video Yearbook a reality.

Within a month they had recruited co-founding investors from industry, and in the ensuing 3 months, they developed a 100+ school pipeline, signed 3 schools, and contracted $100,000 in sales.

Your investment will help us accelerate sales and stabilize operations as we prepare to celebrate more students' hearts and minds.

What Does Video Yearbook Do

Video Yearbook ("VYb") is a platform, for schools, that empowers students to upload and share videos depicting their school life stories.

How Does Video Yearbook Work

In our ecosystem-of-platforms, each school has a branded platform on which each student has a personalized channel. Each student can upload videos (stories) depicting their school life stories and share those stories and storybooks (video series) with the public through email and social media.

Do Students & Schools Benefit Financially

Students make money from ads played on their videos and their schools also receive a share of that revenue. All student channel's on school platforms are aggregated onto Video Yearbook such that viewers can access students' stories and storybooks on either the student's school platform or on Video Yearbook.

Where Might Video Yearbook Be in 5 Years

Though there is no guarantee, in 5 years we'd like to be the preferred partner that 5000 schools and 5,000,000 students use to video their school life stories. Between the recurring support and maintenance fees and advertisement revenue, that translates to $300 million+ gross revenue for students, schools and Video Yearbook. We have signed 3 schools and 5,000 students in 3 months and so are on target.

Good Idea Not Yet Done

Physical yearbooks are obsolete, too expensive and non-inclusive. The world changed with video and social media. Video Yearbook hasn't been done because yearbook publishers continue to transcribe physical yearbook design-thinking to their video concepts--and, in the process, overlook the simplicity, scalability and effectiveness of focusing on the video experience (the power of storytelling on video).

Progress To Date

In 3 months since we started selling, our platform and ecosystem demo are up, we have our first $100,000 in sales--3 schools, 5,000 students--and we have a sales team each with 20-40 years sales success and a pipeline of 100+ schools.

We know this space like the back of our hands, but need the funds to drive sales and operations.

What Competitors Don't Understand

Our competitors include physical yearbook publishers Jostens', Herff Jones, Balfour, Walsworth, Picaboo. and digital memory service provider Vidigami.

What we understand that they don't seem to is the simplicity, scalability and effectiveness of focusing on the video experience.

How We Are Making Money

We are entering into long-term service agreements with schools. For our service, we receive:

1. 40%-50% of support and maintenance fees paid by each school at $2.50/student/year ($20,000/agreement term/1000 students).
2. 12% of net advertising and subscription revenue generated by student videos.

Our Biggest Risk Factors

- We may not be able to sign-on enough schools: However, our sales pipeline is 100+ schools (potential of 100,000 students, $2,000,000 sales, $250,000 ARR, $20,833 MRR). We've already signed-on 3 schools (5000 students, $100,000 in sales, $12,500 ARR, $1,042 MRR), so we're 5% way there.

- A student may post an inappropriate video: Should that happen, each video has a button that enables any viewer to "flag" the video for take-down. Further, because each student's channel is uniquely registered to them, administration can take rehabilitative or disciplinary action as the case may be. We will also insert software to scan videos for inappropriate material.

- A school may not be able to afford to pay for all of its support and maintenance fees: Where possible, we are willing to work with schools on campaigns to raise the funds they need to ensure 100% student participation.

- Our platforms may experience downtime: Our platform partner, PublicVine, uses AWS for its server infrastructure (as do so many leading platform brands). So, chances are that downtime will not be isolated to Video Yearbook and we believe that partner schools and students will understand this.

What Could You Do With a $100,000 SAFE Raise

We could grow: pay support and maintenance fees, accelerate sales (tap into a larger sales network), sign on more schools, pay leadership a stipend, pay Wefunder and pay for accounting and legal services.

What Are The Terms

Valuation Cap: 1,000,000
Minimum investment: $100
Maximum investment: $100,000

DETAILED VERSION

Before founding Video Yearbook ("VYb") and registering it in August 2019, Nam Mokwunye wondered how best to commercialize his 1, 2, 3, 4 recently issued 15 year-long video platform interface design patents.



Let's see...how should we commercialize these four patents?



STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is: Video Yearbook Inc

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Suite B, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is Northwest Registered Agent Service, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is 5,000,000 shares (number of authorized shares) with a par value of $0.001 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

Northwest Registered Agent Service, Inc.
8 The Green, Suite B, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 26th day of August, A.D. 2019.

BY: ____________

Northwest Registered Agent Service, Inc., Incorporator
Morgan Noble, Assistant Secretary

Delaware C-corporation Certificate of Incorporation, August 26, 2019

Nam had concluded that whatever he does with the patents would have to be something meaningful enough to make his 2 year-old son--as a 17-year-old high school senior--smile and say, "My dad did that!".





Nam's 2 year-old son..."Make me proud dad! Change the world!"

Impacting the future of students and schools through education-media was an attractive idea. With some research, Nam zeroed in on the yearbook problem that, if solved, could become a significant business and impact many lives by saving them money, making them money and simplifying their experience.

What's the market and the exit potential? Do the research.

The research showed that there is a $1 billion+ opportunity for a more relevant and compelling video-focused service that makes memory creation more robust and everlasting for students.

Over the last decade the yearbook industry has lost students and schools to video and social media. In fact, only about 20% of 76 million American students currently order yearbooks each year. The shrinkage was further accelerated by the obsolete physical yearbook medium and noticeable price increases to an average of $70 per yearbook that benefited only the yearbook companies and the private equity firms consolidating and acquiring them (e.g. Bain Capital, Investcorp, Platinum Equity, Charlesbank Capital, Castle Harlan).

The possible paths to exit would include yearbook companies (our direct competitors), private equity firms and synergistic technology service companies.

A concept is born

With this knowledge, the concept was born--a platform service for schools that empowers students to video (and monetize) their school life stories.

So, where could this go?

Our financial models told us that, in five years, we could make real impact and meaningful returns with 5000+ high schools and 5 million students by simply providing feeless lifetime universal access, low cost support and maintenance, integrated aggregation, distribution, syndication and monetization, revenue share for students, ownership for schools.


Set Up School Platform In VYb Ecosystem
Confidential
Patented design
1


Aggregate Channels Onto VYb Platform
Confidential
Patented design
2


Search For Students, Storybooks & Stories
Confidential
Patented design
3


Ad Plays Before Each Video $$
Confidential
Patented design
VIDEO YEARBOOK
4


Viewers Can Embed or Share Video
Confidential
Patented design
5

Setting up the Video Yearbook platform demo ecosystem (AnyHigh + Video Yearbook platforms) using the PublicVine integrated platform system

And we could accelerate time to market and reduce service and operations risk by leveraging PublicVine's integrated platform system. Video Yearbook would also benefit as PublicVine further integrates artificial intelligence (AI) and machine learning (ML) components to perfect the inter-platform search system, and blockchain components to enhance the ledger payment system.

So, could Video Yearbook really become a viable, money-making, business?

Yes, the prospect of winning as many as 5,000 schools and 5 million students in five years was exciting! But, to succeed, we really needed the right people who know this space, intimately.

That success team would have to include clients (students, student government, faculty advisors), service providers (yearbook sales experts) and client supporters (parents, lawyers, corporate advertisers)--as investors and advisors.

Lots of work to be done!

Time to hear from client side--principals and superintendents.

When Nam met with Roderick Sheppard (Principal of Florence High School) and Jimmy Shaw (Superintendent of the Florence City Schools), they both confirmed three important thoughts:

1) Video Yearbook's mission aligned with theirs; 2) many principals at a recent conference had expressed a need to "meet students where they are" (in the video and social media sphere) and; 3) there was indeed an opportunity at their schools if, together, we could develop the right economic and social model.



Roderick Sheppard, Principal, Florence High School (VYb advisory board member)



Jimmy Shaw, Superintendent, Florence City Schools

Others in the education space--teachers, administrators, lawyers, parents--echoed Roderick's and Jimmy's views.

Among those, Samantha Smith, Nam's childhood classmate, and friend, and attorney to various boards of education, confirmed that she too felt the yearbook industry had missed the opportunity presented by the shift to video and social media and, because of that opportunity, she would be interested in investing in Video Yearbook. Sam eventually became Founding Angel #3.



Samantha Smith (Founding Angel #3 and advisory board member), 25+ years in education law and policy

Lawyer friend as first investor.

Peter Gottlieb is a New York lawyer who knew little about the yearbook industry, but was aware it had been shrinking. He and Nam have been friends and done business together since their days at Dartmouth College.



Peter Gottlieb (Founding Angel #1), 25+ years in corporate law

Pete agreed to invest, making him Founding Angel #1, and enable Nam further develop the business model and presentation, form a company, build a sales team and attract additional angel investors. He was comforted that, because it would leverage PublicVine's platform, Video Yearbook would not incur the unnecessary risk of building and operating technology and could just focus on generating sales.

Off to Atlanta to build sales team and find angel investors.

Nam knew he needed a team of yearbook sales experts to drive Video Yearbook's sales success. Ideally, he would combine Pete's investment and his own resources to travel to a major market familiar with SaaS/PaaS service models, assemble a sales team, attract other angel investors, activate the Video Yearbook platform ecosystem and empower the sales team to sign-on schools from some of the nation's largest school districts.

So off to Atlanta he went in his 2015 white Prius intent to become conversant with Atlanta's geography and people, network and find angel investors and survey as many diverse people as possible about their views on the success potential of a Video Yearbook service.

Nam's 500+ surveys in 60-day ride share challenge.

Nam's marketing strategy for Atlanta was a self-imposed 60-day ride share (Lyft) challenge--great way to get to know the city and cover the daily expenses! It worked!

Each day, he encountered 20+ people--each for 10-50 minutes--in a private, conversational and consenting environment. So, after two months, Nam had (insanely) driven 1000+ people up, down, in and out a 1 hour radius from midtown Atlanta, and had participated in 800+ substantive conversations. Most importantly, Nam had performed 500+ verbal surveys.

Survey questions ranged from, "Have you ever bought a yearbook or had one bought for you?" to

"If you could build a venture called 'Video Yearbook', what would it look like and how would it operate?" to

"Who would be your target market and why?" to

"If you had access to Video Yearbook, would you still need your friends' signatures?" to

"What would you charge for your a video yearbook service?"

Needless to say, the answers were amazingly thoughtful and confirmed our developing views about the business.

One universal response came in two flavors, "That totally makes sense! Why hasn't anyone done that?!" or "That's a great idea! Why hasn't anyone done that?!" Regardless of the flavor, for Nam, hearing such genuine interest and excitement about Video Yearbook from potential consumers was nothing short of exhilarating.

In between the catharsis (we can trade stories over beer or wine), Nam's 60-day Atlanta challenge produced chance encounters ("golden moments") that meant much more to Video Yearbook's future than they did to his personal sense of curiosity.

Tara and Nam team up.

One such golden moment was that of Tara and Nam's meeting.

Nam had driven Tara Heaton and her friend to a restaurant 10 minutes minutes away. As the ride came to an end, Tara's friend asked Nam why he was in Atlanta. When Nam told them about Video Yearbook, Tara's friend exclaimed (pointing to Tara), "Today's your lucky day. Sitting next to me is the queen of yearbooks!"



Tara Heaton (Founding Angel #2), 20+ years in keepsakes and yearbook sales management

Turns out Tara had 23 years of sales and sales management experience in the keepsake and yearbook industries with a reputation for strategically winning premium B2B accounts from competition. This is how, as an Independent Sales Representative, she, in short time, built a startup territory from zero to $1 million+ annual sales.

So, there we were, looking at each other and, for a split second, wondering, "How did this 'golden moment' happen?"

Soon, thereafter, Tara became Founding Angel #2 and also took it upon herself to organize Video Yearbook's revenue (sales and fundraising) machinery.

True story (perhaps another golden moment): Nam suggested that Tara invests $5,000, but Tara insisted she would invest $10,000. When Nam asked "Why?", Tara replied, "'Cause I want a reason to work hard and make it back."

Nam was surprised, but knew right then he had found his revenue-side partner--a real sales professional--a co-founder to match his own zeal for strategy, operations and controls.



Tara Heaton writes her check and becomes Chief Revenue Officer (CRO)



Nam Mokwunye and Tara Heaton at Atlanta Tech Village, in Buckhead

It's about celebrating the hearts and minds of students.

Tara's knowledge of the keepsakes and yearbook space had immediate impact.

The first part of her 3-prong revenue strategy was to craft a succinct message that spoke, simultaneously, to students, principals, parents and other yearbook sales professionals--some of whom she felt, like herself, may also want to invest in Video Yearbook.

According to her, our discussions had to be high agency and student-centered. In other words, this had to be about "celebrating the hearts and minds of students".

In her view, students feel disrespected, want a voice and learn best with ownership. After years of neuroscience research, she had observed that part of the reason students "live in video" is that video gives them the voice and ownership that has the potential to bring them respect--whatever the manifestation.


They Live In Video
They Want A Voice
They Feel Disrespected
They Learn Best With Ownership

Crafting a high agency communication campaign: "Video Yearbook gives students a voice"

Tara's communication draft, in short time, produced positive feedback from principals and sales professionals.

Tara attracts industry-leading sales team as angel investors.

The second part of her revenue strategy was to reach out to influential independent sales professionals who could coordinate sales networks around the Video Yearbook opportunity.

Not long after, industry veterans were talking about the opportunity among themselves, resulting in three--each with 30-40 years of sales success--investing in Video Yearbook.

Chuck Puleri, Spud Bowen and Rick Shrewsbury--Founding Angels #4, #5 and #6--also offered to open their territories that include 50+ high schools, thus establishing our initial sales pipeline.



Chuck Puleri (Founding Angel #4), 40+ years in keepsakes and yearbook sales



Spud Bowen (Founding Angel #5), 30+ years in keepsakes and yearbook sales



Rick Shrewsbury (Founding Angel #6), 35+ years in keepsakes and yearbook sales

Listening closely to school principals and superintendents.

The third part of Tara's strategy was to take our message to principals and superintendents in Atlanta, listen closely to what they are saying and tweak our offer to their needs. She is currently working with Rick and Spud to set up meetings with cutting-edge principals and superintendents who they believe share the same mission as Video Yearbook.


What Is Video Yearbook?
A platform service for schools that empowers ALL students to video their school life stories.
Confidential


VYb...Video Your School Life Stories
Confidential


Our Mission
To celebrate the hearts and minds of students.
Confidential


What do we know?
Students live in video
Confidential


What do we know?
Students feel disrespected
Confidential


What do we know?
Students want a voice
Confidential


What do we both know?
High Agency
Student Centered
Student Voice
Constructivism
Active
Doing
Elective
Intent Participation
In Control
Low Agency
Teacher Centered
Authoritarian
Transmission
Passive
Watching
Compulsory
Assembly Line
Programmed
Students learn best with ownership
Confidential


Our Foundation Principles
They Live In Video
They Want A Voice


They Feel Disrespected
They Learn Best With Ownership

Confidential 8

Our Mission

To celebrate the hearts and minds of students.

Confidential 9

Activating and setting up the Video Yearbook Ecosystem.

With the $50,000 we raised from the founders rounds, Nam was able to pay PublicVine to activate and set-up the Video Yearbook Ecosystem, and also cover support and maintenance for 2 months. The ecosystem included a demo branded school platform (www.anyhigh.school) and a demo master VYb platform (www.videoyearbook.school).

Set Up School Platform In VYb Ecosystem

Confidential
Patented design



1

The platform ecosystem licensing agreement between Video Yearbook and PublicVine grants Video Yearbook exclusive rights to use PublicVine's integrated platform and patented interface for schools. The commercial scope of the agreement is expandable.

Aggregate Channels Onto VYb Platform

Confidential
Patented design



2

Uploading stories and compiling storybooks.

Each branded school platform hosts all the channels for students (and clubs) at that school--one channel per student. Into each student channel is uploaded videos (stories) and collections of videos (storybooks) that are that student's school life stories and that celebrate the heart and mind of that student.

Aggregating to the master platform.

All the student channels of each branded school platform is then aggregated onto the master VYb platform; thus, making it possible for a viewer to access students' stories and storybooks on either their branded school platform or on the aggregating master VYb platform.

Ads targeted to both the school's and master platform.

Regardless on which platform the story is viewed, the student story-owner and the school make money because, ads are targeted to both platforms. An ad plays before every video and the revenue is shared directly to the branded school platform's virtual account, the balance of which can be gifted or redeemed in real-time, anytime, anywhere.

Ad Plays Before Each Video $$

Confidential
Patented design


VIDEO YEARBOOK

4

Investor Q&A

– COLLAPSE ALL

What does your company do?

Video Yearbook is a platform for schools that empowers students to upload and share videos depicting their school life stories.

Where will your company be in 5 years?

In 5 years we'd like to be the preferred partner that 5000 schools and 5,000,000 students use to video their school life stories. Between the SaaS ARR and advertisement revenue, that translates to $300 million+ gross revenue (cannot be guaranteed).

Why did you choose this idea?

Nam Mokwunye was challenged on how best to commercialize his 15 year-long design patents and make his 2 year-old son proud when he's a 17 year-old in high school. With co-founding industry veterans, he decided to strengthen the education-media space--celebrate the hearts and minds of students by empowering them to video their school life stories.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Physical yearbooks are obsolete, too expensive and non-inclusive. The world changed with video and social media. Video Yearbook hasn't been done because yearbook publishers continue to transcribe physical yearbook design-thinking to their video concepts--and, in the process, overlook the simplicity, scalability and effectiveness of focusing on the video experience.

How far along are you? What's your biggest obstacle?

Our platform and ecosystem demo are up, we have our first $100,000 sale--3 schools, 5,000 students--and we have a sales team each with 20-40 years sales success and a pipeline of 100+ schools.

We know this space like the back of our hands, but need the funds to drive sales and operations.

Who competes with you? What do you understand that they don't?

1. Physical yearbook publishers: Jostens', Herff Jones, Balfour, Walsworth, Picaboo.
2. Digital memory service provider: Vidigami.

What we understand that they don't seem to is the simplicity, scalability and effectiveness of focusing on the video experience.

How will you make money?

8-year term service agreement signed by each school gives VYb rights to:

1. 40%-50% of support and maintenance fees paid by each school at $2.50/student/year ($20,000/agreement term/1000 students).
2. 12% of net advertising and subscription revenue generated by student videos.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. We may not be able to sign-on enough schools.

However, our sales pipeline is 100+ schools (100,000 students, and potential of $2,000,000 sales, $250,000 ARR, $20,833 MRR).

We've already signed-on 3 schools (5000 students, $100,000 in sales, $12,500 ARR, $1,042 MRR), so we're 5% way there.

2. A student may post an inappropriate video.

Should that happen, each video has a button that enables any viewer to "flag" the video for take-down. Further, because each student's channel is uniquely registered to them, administration can take rehabilitative or disciplinary action as the case may be.

We will also insert software to scan videos for inappropriate material.

3. A school may not be able to afford to pay for all of its support and maintenance fees.

Where possible, we are willing to work with schools on campaigns to raise the funds they need to ensure 100% student participation.

4. Our platforms may experience downtime.

Our platform partner, PublicVine, uses AWS for its server infrastructure (as do so many leading platform brands). So, chances are that downtime will not be isolated to Video Yearbook and we believe that partner schools and students will understand this.